# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CareDx, Inc., CIK 0001217234
CUSIP: 14167L103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8000 Marina Blvd, 4th Floor, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001125725

## Reporting persons
- Gagnon Securities LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,440,216; sole dispositive power 0; shared dispositive power 1,629,867; aggregate amount beneficially owned 1,629,867 (3.2% of the class)
- Gagnon Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 408,837; sole dispositive power 0; shared dispositive power 408,837; aggregate amount beneficially owned 408,837 (0.8% of the class)
- Neil Gagnon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 149,317; shared voting power 1,946,659; sole dispositive power 149,317; shared dispositive power 2,144,147; aggregate amount beneficially owned 2,293,464 (4.4% of the class)

## Item 1. Issuer
Name of issuer: CareDx, Inc.
Address of issuer's principal executive offices: 8000 Marina Blvd, 4th Floor, Brisbane, CA 94005

## Item 2. Person Filing
Name of person filing:
Neil Gagnon has sole voting and dispositive power over 149,317 shares of the Issuer's common stock, par value $0.001 per share (the "Common Stock"). In addition, Mr. Gagnon has shared voting power over 1,946,659 shares of Common Stock and shared dispositive power over 2,144,147 shares of Common Stock.

Mr. Gagnon is the Chief Executive Officer and principal owner of Gagnon Securities LLC ("GS"), an investment adviser registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the "Accounts") to which it furnishes investment advice. GS and Mr. Gagnon may be deemed to share voting power with respect to 1,440,216 shares of Common Stock held in the Accounts and dispositive power with respect to 1,629,867 shares of Common Stock held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon is also the managing member of Gagnon Advisors, LLC ("Gagnon Advisors"), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC ("GIA"), a private investment fund, may be deemed to share voting and dispositive power with respect to the 408,837 shares of Common Stock held by GIA. Gagnon Advisors and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.
Address of principal business office or, if none, residence: 1370 Ave. of Americas, 26th Floor, New York, NY 10019
Citizenship:
Gagnon Securities LLC Delaware limited liability company

Gagnon Advisors, LLC Delaware limited liability company

Neil Gagnon USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Gagnon Securities LLC 1,629,867

Gagnon Advisors, LLC 408,837

Neil Gagnon 2,293,464
Percent of class:
Gagnon Securities LLC 3.2%

Gagnon Advisors, LLC 0.8%

Neil Gagnon 4.4%
Sole power to vote or to direct the vote:
Gagnon Securities LLC 0

Gagnon Advisors, LLC 0

Neil Gagnon 149,317
Shared power to vote or to direct the vote:
Gagnon Securities LLC 1,440,216

Gagnon Advisors, LLC 408,837

Neil Gagnon 1,946,659
Sole power to dispose or to direct the disposition:
Gagnon Securities LLC 0

Gagnon Advisors, LLC 0

Neil Gagnon 149,317
Shared power to dispose or to direct the disposition:
Gagnon Securities LLC 1,629,867

Gagnon Advisors, LLC 408,837

Neil Gagnon 2,144,147

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Person disclaims beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Gagnon Securities LLC: /s/ Neil Gagnon, Neil Gagnon/Chief Executive Officer (08/07/2026)
- Gagnon Advisors, LLC: /s/ Neil Gagnon, Neil Gagnon/Managing Member (08/07/2026)
- Neil Gagnon: /s/ Neil Gagnon, Neil Gagnon (08/07/2026)